ORGANA GARDENS Sustainable Vertical Garden Systems Corporate Office: 35 South Ocean Avenue, Patchogue, New York, 11772 Phone: 1-888-488-6882 Fax: 1-888-265-0498

August 9, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Reference:             Organa Gardens International Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No.: 0-13577

Dear Ms. Parker:

We received your letter of July 26, 2011, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 10-K for the Fiscal Year ended December 31, 2010, filed March 31, 2011.

We are in the process of completing our current Form 10Q. As such, we need additional time to complete the response to the July 26, 2011 comment letter. We will provide the requested information on or before August 19, 2011.

Thank you for your attention herein.

Yours truly,
Organa Gardens International Inc.

/s/: Jaclyn Cruz
Jaclyn Cruz
President

E-mail:  info@organagardens.com             Website: www.organagardens.com